# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kodiak Gas Services, Inc., CIK 0001767042
CUSIP: 50012A108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 19TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 05/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001767028

## Reporting persons
- Frontier TopCo Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 31,271,323; shared voting power 0; sole dispositive power 31,271,323; shared dispositive power 0; aggregate amount beneficially owned 31,271,323 (35.7% of the class)
  Comment: Row 11. Calculated based on 87,581,539 shares of common stock outstanding as of May 12, 2025, which reflects the 87,859,201 shares of common stock outstanding as of May 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2025, minus the 277,662 shares of common stock repurchased from Frontier TopCo Partnership, L.P. ("Kodiak Holdings") by the Issuer in a privately negotiated transaction on May 12, 2025.
- Frontier TopCo GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 31,271,323; shared voting power 0; sole dispositive power 31,271,323; shared dispositive power 0; aggregate amount beneficially owned 31,271,323 (35.7% of the class)
  Comment: Row 11. Calculated based on 87,581,539 shares of common stock outstanding as of May 12, 2025, which reflects the 87,859,201 shares of common stock outstanding as of May 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2025, minus the 277,662 shares of common stock repurchased from Kodiak Holdings by the Issuer in a privately negotiated transaction on May 12, 2025.
- EQT Fund Management S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 31,271,323; shared voting power 0; sole dispositive power 31,271,323; shared dispositive power 0; aggregate amount beneficially owned 31,271,323 (35.7% of the class)
  Comment: Row 11. Calculated based on 87,581,539 shares of common stock outstanding as of May 12, 2025, which reflects the 87,859,201 shares of common stock outstanding as of May 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2025, minus the 277,662 shares of common stock repurchased from Kodiak Holdings by the Issuer in a privately negotiated transaction on May 12, 2025.

## Item 1. Issuer
Name of issuer: Kodiak Gas Services, Inc.
Address of issuer's principal executive offices: 9950 Woodloch Forest Drive, 19th Floor, The Woodlands, TX 77380

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons" and each, a "Reporting Person":
Frontier TopCo Partnership, L.P. ("Kodiak Holdings");
Frontier TopCo GP, LLC ("Frontier GP"); and
EQT Fund Management S.a r.l. ("EFMS").
Address of principal business office or, if none, residence:
The address of the principal business office of Kodiak Holdings and Frontier GP is:
EQT Partners Inc.
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

The address of the principal business office of EFMS is:
EQT Fund Management S.A.R.L.
51A, Boulevard Royal
L-2449 Luxembourg
Luxembourg
Citizenship: See responses to Item 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each of the cover pages.
Percent of class: See responses to Item 11 on each of the cover pages.
Sole power to vote or to direct the vote: See responses to Item 5 on each of the cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on each of the cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each of the cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each of the cover pages. Frontier GP is the general partner of Kodiak Holdings. EQT Infrastructure III SCSp ("EQT Infrastructure III") indirectly owns 100% of the membership interests in Frontier GP. EFMS has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Infrastructure III. As such, EFMS has the power to control Frontier GP's voting and investment decisions and may be deemed to have beneficial ownership of the securities held by Kodiak Holdings. EFMS is managed by a five-member board of directors. Each of Frontier GP and EFMS may be deemed to beneficially own the shares of Common Stock beneficially owned by Kodiak Holdings, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Kodiak Holdings) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of Frontier GP and EFMS expressly disclaim beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The several investment vehicles that collectively constitute the EQT Infrastructure III fund may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Kodiak Holdings by virtue of their ownership of Frontier GP's membership interests. Of these vehicles, each of EQT IV Co-Invest SCSP (No. 1) Limited Partnership, EQT Infra IV Funds (No. 2) Limited Partnership and EQT Infra III Funds (No. 3) Limited Partnership may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, 5.0% or more of the Issuer's outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Frontier TopCo Partnership, L.P.: /s/ Vilune Mackeviciute, Vilune Mackeviciute, Secretary (05/14/2025)
- Frontier TopCo Partnership, L.P.: /s/ Joseph Turley, Joseph Turley, Treasurer (05/14/2025)
- Frontier TopCo GP, LLC: /s/ Vilune Mackeviciute, Vilune Mackeviciute, Secretary (05/14/2025)
- Frontier TopCo GP, LLC: /s/ Joseph Turley, Joseph Turley, Treasurer (05/14/2025)
- EQT Fund Management S.a r.l.: /s/ Sara Huda, Sara Huda, Manager (05/14/2025)
- EQT Fund Management S.a r.l.: /s/ Luca Luigi Baggioli, Luca Luigi Baggioli, Authorized Signatory (05/14/2025)
Comment: Frontier TopCo GP, LLC is the general partner of Frontier TopCo Partnership, L.P.

Exhibit Information

Exhibit 1 Agreement of Joint Filing, dated as of February 12, 2024 (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on February 12, 2024).